                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 3
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

                          Applied Digital Access, Inc.
                            (Name of Subject Company)

                        Dynatech Acquisition Corporation
                            an indirect wholly-owned
                                  subsidiary of
                              Dynatech Corporation
                                    (Bidders)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    03818103
                      (CUSIP Number of Class of Securities)

                        DYNATECH ACQUISITION CORPORATION
                               MARK V.B. TREMALLO
                                    SECRETARY
                          3 NEW ENGLAND EXECUTIVE PARK
                            BURLINGTON, MASSACHUSETTS
                                 (781) 272-6100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications On Behalf of Bidders)

                                    COPY TO:
                            FRANCI J. BLASSBERG, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DYNATECH CORPORATION
         I.R.S. IDENTIFICATION NO. 04-2258582
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                           (A)  [_]
                                                                      (B)  [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)

         AF, BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(E) OR 2(F)                                    [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,165,489 SHARES
--------------------------------------------------------------------------------
8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         91.0%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DYNATECH ACQUISITION CORPORATION
         I.R.S. IDENTIFICATION NO. None.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                            (A) [_]
                                                                       (B) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)

         AF, BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(E) OR 2(F)                                    [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,165,489 SHARES
--------------------------------------------------------------------------------
8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         91.0%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Dynatech Acquisition Corporation (the "Purchaser") and Dynatech Corporation ("Parent") on September 14, 1999, as amended by Amendment No. 1, filed by the Purchaser and Parent on September 28, 1999, as amended by Amendment No. 2, filed by the Purchaser and Parent on October 7, 1999, with respect to shares of common stock, par value $0.001 per share, of Applied Digital Access, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows: The Offer expired at 12:00 midnight, New York, City time, on Monday, November 1, 1999 (the "Expiration Time"). According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn approximately 12,165,489 Shares, as of the Expiration Time, representing approximately 91.0% of the Shares currently outstanding. The Purchaser accepted for payment all Shares validly tendered in accordance with the Offer. On November 2, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereafter:

     (a)(10) Press release issued by Parent on November 2, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1999

                                        DYNATECH ACQUISITION CORPORATION



                                        By: /s/ Mark V.B. Tremallo
                                            --------------------------------
                                            Name:  Mark V.B. Tremallo
                                            Title: Vice President and Secretary



                                        DYNATECH CORPORATION



                                        By:  /s/ Mark V.B. Tremallo
                                            ------------------------------------
                                            Name:  Mark V.B. Tremallo
                                            Title: Corporate Vice President -
                                                   General Counsel and Secretary

                                  EXHIBIT INDEX

EXHIBIT
   NO.                      DESCRIPTION                              PAGE NO.
-------                     -----------                              --------


99(a)(1)*   Offer to Purchase dated September 14, 1999 ...............

99(a)(2)*   Letter of Transmittal ....................................

99(a)(3)*   Notice of Guaranteed Delivery ............................

99(a)(4)*   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees ...................................

99(a)(5)*   Letter to clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Nominees ......................

99(a)(6)*   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9 ............................

99(a)(7)*   Summary Advertisement as published on September 14, 199...

99(a)(8)*   Press Release issued by Parent on September 8, 1999 ......

99(a)(9)*   Press Release issued by Parent on October 6, 1999 ........

99(a)(10)   Press Release issued by Parent on November 2, 1999 .......

99(b)(1)*   Credit Agreement, dated May 21, 1998, by and among Parent,
            TTC Merger Co., LLC, the lenders named therein, Morgan
            Guaranty and Trust Company of New York, as administrative
            agent, Credit Suisse First Boston, as syndication agent...
            and The Chase Manhattan Bank, as documentation agent .....

99(c)(1)*   Short Form Confidentiality Agreement, effective April 13,
            1999, between Parent and the Company .....................

99(c)(2)*   Letter, dated August 13, from Parent to the Company ......

99(c)(3)*   Agreement and Plan of Merger, dated as of September 7,
            1999, among Parent, the Purchaser and the Company ........

--------------------
*As previously filed.